

Mail Stop 4631

June 5, 2017

<u>Via E-mail</u>
Han Kieftenbeld
Chief Financial Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

> **Re: Innophos Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K Filed May 1, 2017**
> **File No. 1-33124**

Dear Mr. Kieftenbeld:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2016</u>

<u>Exhibit 23.1</u>

1. We note that the consent refers to a report date of February 24, 2017, and is also dated February 24, 2017, when the report included in the Form 10-K is dated February 28, 2017. Please address the need to file an appropriately dated consent.

<u>Form 8-K Filed May 1, 2017</u>

2. Regarding your segment profit measure presentation, please revise your disclosures to clarify if you are presenting Adjusted EBITDA or EBITDA at the segment level. To the extent that you are presenting Adjusted EBITDA, which is not your stated segment profit measure, please expand your presentation to comply with the presentation requirements in Item

10(e)(1)(i) of Regulation S-K. Please refer to Question 104.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, for additional guidance.

3. We note that you present EBITDA and Adjusted EBITDA for purposes of analyzing cash flow generating capabilities. As such, please include a reconciliation of both of these measures from operating cash flows in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction